EXEMPT SOLICITATION FILING

FILING INFORMATION

Filing Party: Azzad Asset Management, Inc.

Address: 3141 Fairview Park Drive, Suite 355, Falls Church, VA 22042

Phone: (703) 207-7005

Email: hello@azzadasset.com

Date: October 22, 2025

Subject Company: Microsoft Corporation

Proposal: Human Rights Due Diligence Assessment Report

EXEMPT SOLICITATION STATEMENT

This filing constitutes an exempt solicitation pursuant to Rule 14a-2(b)(1) under the Securities Exchange Act of 1934. Azzad Asset Management, Inc. ("Azzad") hereby provides notice of its intent to communicate with Microsoft Corporation ("Microsoft" or "Company") shareholders regarding the shareholder proposal requesting a report on the effectiveness of Microsoft's human rights due diligence processes.

BACKGROUND AND QUALIFICATIONS

Azzad Asset Management is a registered investment adviser specializing in halal investing. As a fiduciary managing assets on behalf of institutional and individual investors, Azzad has a responsibility to consider material human rights risks that may impact long-term shareholder value.

PROPOSAL SUPPORT STATEMENT

Azzad Asset Management supports the shareholder proposal requesting Microsoft's Board of Directors to publish a report assessing the effectiveness of the Company's human rights due diligence ("HRDD") processes in preventing, identifying, and addressing customer misuse of Microsoft's artificial intelligence and cloud products or services.

RATIONALE FOR SUPPORT

1. Alignment with UN Guiding Principles

Microsoft has publicly committed to conducting human rights due diligence in accordance with the UN Guiding Principles on Business and Human Rights. However, the Company has not provided sufficient transparency regarding its HRDD processes specific to customer end-use applications, particularly in conflict-affected areas.

2. Material Risk Management

Inadequate human rights due diligence exposes Microsoft to significant risks:

•	Legal Risk: Potential complicity in human rights violations could result in litigation, regulatory action, and criminal liability under international law
•	Operational Risk: Disruption from employee activism, regulatory restrictions, and supply chain complications
•	Reputational Risk: Brand damage affecting customer relationships, talent recruitment, and market positioning
•	Financial Risk: Boycotts, divestment campaigns, and reduced market access in key jurisdictions

3. Stakeholder Concerns

Recent allegations regarding the potential misuse of Microsoft's technologies in conflict zones have generated significant stakeholder concern:

•	Employee activism within Microsoft expressing opposition to certain government contracts
•	Investor inquiries regarding human rights risk management
•	Civil society organizations calling for greater corporate accountability
•	International attention on technology companies' role in human rights impacts

4. Disclosure Gaps

Microsoft's current disclosures contain significant gaps that prevent shareholders from adequately assessing the Company's human rights risk management:

•	No detailed explanation of customer end-use monitoring procedures
•	Limited information on due diligence processes for high-risk jurisdictions
•	Insufficient reporting on the effectiveness of existing HRDD measures
•	Lack of specific metrics or key performance indicators for human rights protection

5. Precedent and Best Practice

Leading technology companies are increasingly providing detailed human rights impact assessments and due diligence reporting. Enhanced transparency in this area represents an industry best practice that would position Microsoft as a leader in responsible technology deployment.

INVESTMENT PERSPECTIVE

From an investment standpoint, this proposal addresses material governance and risk management concerns. Companies operating in the technology sector face increasing scrutiny regarding the human rights implications of their products and services. Proactive disclosure and robust due diligence processes can help mitigate regulatory, legal, and reputational risks while supporting sustainable long-term value creation.

The requested report would provide shareholders with essential information to:

•	Evaluate the adequacy of Microsoft's risk management systems
•	Assess potential exposure to human rights-related liabilities
•	Make informed decisions about continued investment
•	Engage constructively with management on human rights matters

SCOPE AND IMPLEMENTATION

Azzad supports the proposal's reasonable parameters:

•	Cost-Effective: Report to be prepared "at reasonable cost"
•	Protects Proprietary Information: Explicitly excludes confidential business information
•	Focused Scope: Addresses specifically customer misuse prevention and identification
•	Standards-Based: Aligns with established UN Guiding Principles framework

VOTING RECOMMENDATION

Azzad Asset Management recommends that Microsoft shareholders vote FOR the proposal requesting a human rights due diligence effectiveness report.

This proposal represents a prudent request for transparency that would:

1.	Enable better risk assessment and management oversight
2.	Demonstrate Microsoft's commitment to responsible business practices
3.	Provide stakeholders with material information for decision-making
4.	Position the Company as a leader in technology sector human rights practices
5.	Support long-term sustainable value creation

ADDITIONAL INFORMATION

No Compensation: Azzad has not received and will not receive any compensation in connection with this exempt solicitation.

No Agreement: Azzad has no agreement or understanding with Microsoft or any other party regarding this proposal beyond its role as a shareholder.

Independent Analysis: This position is based on Azzad's independent analysis of the proposal's merits and potential impact on shareholder value.

Client Interests: Azzad's support is motivated solely by its fiduciary duty to act in the best interests of its clients as Microsoft shareholders.

CONTACT INFORMATION

For questions regarding this exempt solicitation:

Azzad Asset Management, Inc.

Attention: Joshua Brockwell

3141 Fairview Park Drive, Suite 355

Falls Church, VA 22042

Phone: (703) 207-7005

Email: joshua@azzadasset.com

IMPORTANT DISCLAIMERS

This exempt solicitation filing is provided for informational purposes only and does not constitute investment advice. Shareholders should conduct their own analysis and consult with their investment advisors before making voting decisions.

Past performance does not guarantee future results. All investments involve risk, including potential loss of principal.

The views expressed herein are those of Azzad Asset Management and may not reflect the views of Microsoft Corporation or other shareholders.

Filed pursuant to Rule 14a-2(b)(1)

Securities Exchange Act of 1934